Exhibit 99.3
23 November 2009
James Hardie Industries N.V.
Results for the 2nd Quarter and Half Year Ended 30 September 2009

	Three Months and First Half Year Ended 30 September
					%					%
US GAAP - US$ Millions	Q2 FY10		Q2 FY09		Change	HY FY10		HY FY09		Change

Net Sales
USA and Europe Fibre Cement		$229.0		$263.0	(13)		$452.2		$544.7	(17)
Asia Pacific Fibre Cement		75.2		78.9	(5)		136.5		162.2	(16)

Total Net Sales		$304.2		$341.9	(11)		$588.7		$706.9	(17)
Cost of goods sold		(186.6)		(228.7)	18		(360.7)		(469.7)	23

Gross profit		117.6		113.2	4		228.0		237.2	(4)
Selling, general and administrative expenses		(49.0)		(56.0)	13		(90.4)		(110.2)	18
Research & development expenses		(6.7)		(5.8)	(16)		(13.0)		(12.2)	(7)
Asbestos adjustments		(62.7)		140.8	—		(182.5)		100.3	—

EBIT		(0.8)		192.2	—		(57.9)		215.1	—
Net interest (expense) income		(0.4)		0.3	—		(1.1)		(0.8)	(38)
Other (expense) income		(1.0)		—	—		3.8		—	—

Operating (loss) profit before income taxes		(2.2)		192.5	—		(55.2)		214.3	—
Income tax expense		(17.4)		(39.0)	55		(42.3)		(59.4)	29

Net operating (loss) profit		$(19.6)		$153.5	—		$(97.5)		$154.9	—

(Loss) earnings per share — diluted (US cents)		(4.5)		35.5	—		(22.5)		35.8	—

Volume (mmsf)
USA and Europe Fibre Cement		356.9		429.9	(17)		714.0		898.4	(21)
Asia Pacific Fibre Cement		102.4		102.0	—		191.3		203.9	(6)

Average net sales price per unit (per msf)
USA and Europe Fibre Cement	US$	642	US$	612	5	US$	633	US$	606	4
Asia Pacific Fibre Cement	A$	886	A$	869	2	A$	896	A$	868	3

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 14. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding domicile change related costs”). Unless otherwise stated, results and comparisons are of the 2nd quarter and 1st half year of the current fiscal year versus the 2nd quarter and 1st half year of the prior fiscal year.
Management’s Analysis of Results: James Hardie – 2nd quarter and Half Year FY10

Total Net Sales
Total net sales for the quarter decreased 11% compared to the same quarter of the previous year, from US$341.9 million to US$304.2 million. For the half year, total net sales decreased 17% from US$706.9 million to US$588.7 million.
USA and Europe Fibre Cement
Quarter
Net sales decreased 13% from US$263.0 million to US$229.0 million due to lower sales volume, partially offset by a higher average net sales price.
Sales volume declined 17% from 429.9 million square feet to 356.9 million square feet, primarily due to lower demand for the company’s products in the US as a result of continuing weakness in housing construction activity and general economic conditions.
The average net sales price increased 5% from US$612 per thousand square feet to US$642 per thousand square feet.
Half Year
Net sales decreased 17% from US$544.7 million to US$452.2 million due to lower sales volume, partially offset by a higher average net sales price.
Sales volume decreased 21% from 898.4 million square feet to 714.0 million square feet, primarily due to weaker demand for the company’s products in the US caused by continuing weakness in housing construction activity and deteriorating economic conditions. Although housing affordability has improved, the reduced supply of mortgage credit for prospective home buyers and low consumer confidence are negatively affecting demand.
The average net sales price increased 4% from US$606 per thousand square feet to US$633 per thousand square feet.
Discussion
While there are some indications that sentiment in the US residential construction industry is improving, housing starts remain at near historical lows and sales volume continues to be lower than in prior periods. The USA and Europe Fibre Cement sales volume was 17% lower compared to the corresponding quarter of the prior year. Compared to the first quarter of fiscal year 2010, sales volume was down slightly.
According to the US Bureau of the Census, single family housing starts in the September quarter 2009 were 139,000, 15% below the September quarter 2008. However, the repair and remodel market in the US remains relatively resilient.
EBIT increased by 7% to US$65.4 million in the quarter compared to the corresponding period in the prior year. The EBIT performance was favourably affected by a higher average net sales price, lower cost of raw materials and other inputs, reduced freight costs and lower selling, general and administrative expenses.
Key raw materials and energy costs were lower compared to the same period last year, with the price of pulp down significantly in the quarter compared to the same quarter last year. However, pulp prices were higher in the quarter compared to the first quarter of fiscal year 2010. The NBSK index averaged US$696 per ton in the second quarter, compared to US$883 per ton in the prior corresponding period, but was up from US$642 per ton in the first quarter of fiscal year 2010. Natural gas prices also began edging up in the quarter compared to the first quarter of fiscal year 2010.
Management’s Analysis of Results: James Hardie – 2nd quarter and Half Year FY10

The ColorPlus® product range continued to increase its penetration rate, gaining 3% to 56% in the North in the September quarter 2009. The penetration rate in the West improved moderately, while penetration in the South remained relatively flat. Penetration rates of complementary products such as Trim, Soffit and Wrap are also improving.
Asia Pacific Fibre Cement
Quarter
Net sales for the quarter decreased 5% from US$78.9 million to US$75.2 million. The lower value of the Asia Pacific business’ currencies against the US dollar in the second quarter of the current year compared to the corresponding quarter of the prior year accounted for 7% of this decrease, partially offset by a 2% increase in the underlying Australian dollar business results. In Australian dollars, net sales increased 2% due to a 2% increase in average net sales price, while sales volume remained flat.
Half Year
Net sales for the half year decreased 16% from US$162.2 million to US$136.5 million. Unfavourable foreign exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 13% of this decline, while the underlying Australian dollar business results accounted for the remaining 3% decrease. In Australian dollars, net sales decreased 3% due to a 6% decrease in sales volume, partially offset by a 3% increase in average net sales price.
Discussion
The Australian business managed to maintain its sales results in the quarter, despite the overall market downturn. Australian Bureau of Statistics data shows addressable residential housing approvals down 11.4% for the 12 months ended September 2009, with detached houses down 8.5% and medium density down 25%. While there was some recovery in September, the Queensland market, James Hardie’s largest, continued to experience the greatest declines.
EasyLapTM panel tongue and groove wall sheet was launched with favourable market response. Despite overall market declines, the ScyonTM branded product range continued to build momentum, with sales volume in the quarter up 20% on the prior year period, primarily driven by SecuraTM flooring. ScyonTM differentiated products represented 13% of sales in the quarter, up from 11% in the same quarter of the prior year.
In New Zealand, residential construction stabilised, although at a significantly lower level, with total residential building approvals down 35% in the 12 months ended September 2009, compared to the prior year. The commercial market, while more buoyant, continued to weaken.
Despite challenging market conditions, James Hardie New Zealand continued to perform well, primarily driven by market penetration of its differentiated product range. These products now account for 46% of total sales volume, up 2% from the prior year, primarily driven by the success of HardieGlazeTM lining and AxonTM panel.
In the Philippines, sales volume increased as a result of continued market share growth. The business’ results also benefitted from increased average net sales price, improved manufacturing performance and reduced production costs. The business continues to seek avenues to grow volume and lower operating costs.
Management’s Analysis of Results: James Hardie – 2nd quarter and Half Year FY10

Gross Profit
Quarter
Gross profit for the quarter increased 4% from US$113.2 million to US$117.6 million. The gross profit margin increased 5.6 percentage points from 33.1% to 38.7%.
USA and Europe Fibre Cement gross profit increased 4% compared to the same quarter of last year due to higher average net sales price, lower raw materials and other input costs and lower freight costs, partially offset by lower sales volume. The gross profit margin of the USA and Europe Fibre Cement business increased by 6.7 percentage points.
Asia Pacific Fibre Cement gross profit increased 2% compared to the same period last year. This increase was due to a 10% increase in the underlying Australian dollar business results, partially offset by an 8% decrease caused by lower values of the Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, gross profit increased 10% primarily due to lower unit manufacturing costs. The gross profit margin of the Asia Pacific Fibre Cement business increased by 2.1 percentage points.
Half Year
Gross profit for the half year decreased 4% from US$237.2 million to US$228.0 million. The gross profit margin increased 5.1 percentage points from 33.6% to 38.7%.
USA and Europe Fibre Cement gross profit decreased 1% compared to the same period last year due to lower sales volume, partially offset by higher average net sales price, lower raw materials and other input costs and lower freight costs. The gross profit margin of the USA and Europe Fibre Cement business increased by 6.6 percentage points.
Asia Pacific Fibre Cement gross profit declined 15% compared to the same period last year. This was due to a 13% decrease caused by unfavourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar, and a 2% decrease in the underlying Australian dollar business results. In Australian dollars, gross profit declined 2% primarily as a result of lower sales volume. The gross profit margin of the Asia Pacific Fibre Cement business increased by 0.3 percentage points.
Selling, General and Administrative (SG&A) Expenses
Quarter
SG&A expenses decreased 13% for the quarter, from US$56.0 million to US$49.0 million. The decrease was primarily due to lower general corporate costs and lower SG&A spending. As a percentage of sales, SG&A expenses declined 0.3 of a percentage point to 16.1%. Further information on general corporate costs is included below.
SG&A expenses for the quarter include non-claims handling related operating expenses of the Asbestos Injuries Compensation Fund (AICF) of US$0.5 million.
Half Year
SG&A expenses decreased 18% for the half year, from US$110.2 million to US$90.4 million. The decrease was primarily due to lower SG&A spending in the USA and Europe Fibre Cement and Asia Pacific Fibre Cement segments and lower general corporate costs. As a percentage of sales, SG&A expenses declined 0.2 of a percentage point to 15.4%. Further information on general corporate costs is included below.
Management’s Analysis of Results: James Hardie – 2nd quarter and Half Year FY10

SG&A expenses for the half year include non-claims handling related operating expenses of the AICF of US$1.0 million.
ASIC Proceedings
This section should be read in light of earlier disclosures made by the company regarding these proceedings following the judgment delivered on 23 April 2009, by Justice Gzell against the company, ABN 60 (formerly JHIL) and ten former directors and officers, and similar disclosures concerning the existence of indemnities in favour of certain of its directors and officers under which the company has incurred, and may continue to incur, further costs which may be material.
Since these earlier disclosures were made, all defendants other than two (including ABN 60) have lodged appeals against Justice Gzell’s judgments. ASIC has responded by lodging cross appeals against the appellants. The appeals are listed for hearing over a period of up to nine days commencing 19 April 2010.
For the quarter and half year ended 30 September 2009, the company incurred legal costs related to the ASIC proceedings, noted as ASIC expenses, of US$0.4 million and US$1.0 million, respectively. These costs were substantially lower than for the quarter and half year ended 30 September 2008, when the company incurred ASIC expenses of US$5.0 million and US$6.5 million, respectively. ASIC expenses are included in SG&A expenses.
The company’s net costs in relation to the ASIC proceedings from February 2007 to 30 September 2009 total US$20.7 million.
Readers are referred to Note 8 of the company’s 30 September 2009 Condensed Consolidated Financial Statements for further information on the ASIC Proceedings.
Research and Development Expenses
Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 17% higher for the quarter at US$4.1 million, compared to the same period in the prior year, and flat for the half year at US$7.4 million.
Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 13% higher for the quarter at US$2.6 million and 17% higher for the half year at US$5.6 million, compared to the prior corresponding periods.
Asbestos Adjustments
The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (Amended FFA) that was signed with the New South Wales Government on 21 November 2006 and approved by the company’s security holders on 7 February 2007.
The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in the company’s condensed consolidated balance sheets in US dollars is subject to adjustment, with a corresponding effect on the company’s condensed consolidated statement of operations, depending on the closing exchange rate between the two currencies at the balance sheet date. For the quarter from 30 June 2009 to 30 September 2009, the Australian dollar appreciated against the US dollar by 8% to US$0.8786, compared to a 17% depreciation to US$0.8013 during the same period last year.
Management’s Analysis of Results: James Hardie – 2nd quarter and Half Year FY10

For the half year from 31 March 2009 to 30 September 2009, the Australian dollar appreciated against the US dollar by 28%, compared to a 13% depreciation in the same period last year.
The company receives an updated actuarial estimate as at 31 March each year. The last actuarial assessment was performed as of 31 March 2009.
The asbestos adjustments for the quarter ended 30 September 2009 are as follows:

US$ Millions	Q2 FY10	Q2 FY09	HY FY10	HY FY09

Effect of foreign exchange movements	(62.7)	140.8	$(182.5)	$100.3

Asbestos adjustments	$(62.7)	$140.8	$(182.5)	$100.3

Claims Data
The number of new claims of 126 and 286 for the quarter and half year ended 30 September 2009, respectively, is lower than new claims of 159 and 310 reported for the same periods last year, respectively, and slightly below actuarial expectations for the half year ended 30 September 2009.
The number of claims settled of 141 and 300 for the quarter and half year ended 30 September 2009, respectively, is lower than claims settled of 144 and 320 for the same period last year, respectively. The average claim settlement for the half year ended 30 September 2009 of A$176,433 is A$1,533 higher than the same period last year and broadly in line with the actuarial expectation for the half year.
Asbestos claims paid of A$28.8 million and A$56.1 million for the quarter and half year ended 30 September 2009, respectively, are in line with the actuarial expectation of A$28.6 million and A$57.1 million for the quarter and half year ended 30 September 2009, respectively.
Readers are referred to Note 6 of the company’s 30 September 2009 Condensed Consolidated Financial Statements for further information on asbestos adjustments.
EBIT
EBIT for the quarter moved from US$192.2 million to a loss of US$0.8 million. The loss for the quarter includes net unfavourable asbestos adjustments of US$62.7 million, AICF SG&A expenses of US$0.5 million and ASIC expenses of US$0.4 million. For the same period in the prior year, EBIT included net favourable asbestos adjustments of US$140.8 million, AICF SG&A expenses of US$0.3 million and ASIC expenses of US$5.0 million, as shown in the table below.
EBIT for the half year moved from US$215.1 million for the same period last year to a loss of US$57.9 million for the current period. The loss for the half year includes net unfavourable asbestos adjustments of US$182.5 million, AICF SG&A expense of US$1.0 million and ASIC expenses of US$1.0 million. For the same period in the prior year, EBIT included net favourable asbestos adjustment of US$100.3 million and AICF SG&A expenses of US$0.9 million and ASIC expenses of US$6.5 million, as shown in the table below.
All of the asbestos adjustments described above are solely the result of movements in the Australian dollar/US dollar foreign exchange rate during the relevant periods.
Management’s Analysis of Results: James Hardie – 2nd quarter and Half Year FY10

	Three Months and First Half Year Ended 30 September
EBIT — US$ Millions	Q2 FY10	Q2 FY09	% Change	HY FY10	HY FY09	% Change

USA and Europe Fibre Cement	$65.3	$61.1	7	$134.1	$126.7	6
Asia Pacific Fibre Cement	16.2	14.1	15	27.1	29.9	(9)
Research & Development	(4.8)	(5.0)	4	(8.8)	(10.0)	12
General Corporate:
General corporate costs	(14.3)	(18.5)	23	(26.8)	(30.9)	13
Asbestos adjustments	(62.7)	140.8	—	(182.5)	100.3	—
AICF SG&A expenses	(0.5)	(0.3)	(67)	(1.0)	(0.9)	(11)

EBIT	(0.8)	192.2	—	(57.9)	215.1	—

Excluding:

Asbestos:
Asbestos adjustments	62.7	(140.8)	—	182.5	(100.3)	—
AICF SG&A expenses	0.5	0.3	67	1.0	0.9	11
ASIC expenses	0.4	5.0	(92)	1.0	6.5	(85)

EBIT excluding asbestos and ASIC expenses	$62.8	$56.7	11	$126.6	$122.2	4

Net sales	$304.2	$341.9	(11)	$588.7	$706.9	(17)

EBIT margin excluding asbestos and ASIC expenses	20.6%	16.6%		21.5%	17.3%

USA and Europe Fibre Cement EBIT
Despite a 17% and 21% decrease in volume for the quarter and half year, respectively, USA and Europe Fibre Cement EBIT increased 7% from US$61.1 million to US$65.3 million for the quarter and increased 6% from US$126.7 million to US$134.1 million for the half year. This increase was driven by improved plant performance, which contributed to lower average unit manufacturing costs, as well as lower freight costs, an increase in the average net sales price and a slight decrease in SG&A expenses. The USA and Europe Fibre Cement EBIT margin was 5.3 percentage points higher at 28.6% for the quarter and was 6.5 percentage points higher at 29.7% for the half year.
Asia Pacific Fibre Cement EBIT
Asia Pacific Fibre Cement EBIT for the quarter increased 15% from US$14.1 million to US$16.2 million. The underlying Australian dollar business results accounted for 21% of this increase, partially offset by a 6% decline in the Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter increased 21% due to a higher gross margin performance. The EBIT margin was 3.6 percentage points higher at 21.5%.
Asia Pacific Fibre Cement EBIT for the half year decreased 9% from US$29.9 million to US$27.1 million. Unfavourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 13% of this decrease, partially offset by a 4% increase in the underlying Australian dollar business results. In Australian dollars, Asia Pacific Fibre Cement EBIT for the half year increased 4% due to an improved gross margin performance. The EBIT margin was 1.5 percentage points higher at 19.9%.
Management’s Analysis of Results: James Hardie – 2nd quarter and Half Year FY10

General Corporate Costs
Notwithstanding substantial costs incurred in preparing for and running the RCI/ATO court proceedings in September, general corporate costs for the quarter decreased 23% from US$18.5 million to US$14.3 million. For the half year, general corporate costs decreased 13% from US$30.9 million to US$26.8 million.
The company incurred professional services costs associated with the company’s proposed domicile change of US$2.7 million and US$7.2 million in the current quarter and half year, respectively, compared to US$0.1 million and US$0.3 million in the corresponding quarter and half year of the prior year, respectively.
For the quarter, ASIC expenses fell from US$5.0 million in the second quarter of the prior year, to US$0.4 million in the current quarter. For the half year, ASIC expenses decreased from US$6.5 million in the prior year to US$1.0 million in the current year.
General corporate costs excluding ASIC and re-domicile costs for the quarter decreased from US$13.4 million in the prior year to US$11.2 million in the current year. General corporate costs excluding re-domicile costs for the half year decreased from US$24.1 million in the prior year to US$18.6 million in the current year. Lower corporate spending and the stronger US dollar exchange rate on the high proportion of corporate costs incurred in euros and Australian dollars contributed to the decrease.
Net Interest Expense
Net interest expense for the quarter moved from an income of US$0.3 million in the corresponding quarter of the prior year, to an expense of US$0.4 million in the current quarter. Net interest expense for the quarter ended 30 September 2009 includes AICF interest income of US$1.0 million and a realised loss of US$0.7 million on interest rate swaps for the quarter ended 30 September 2009. Net interest expense for the quarter ended 30 September 2008 included AICF interest income of US$2.3 million and nil related to interest rate swaps.
For the half year, net interest expense increased from US$0.8 million in the prior year to US$1.1 million. Net interest expense for the half year ended 30 September 2009 includes AICF interest income of US$1.7 million and a realised loss of US$1.1 million on interest rate swaps for the half year ended 30 September 2009. Net interest expense for the half year ended 30 September 2008 included AICF interest income of US$3.2 million and nil related to interest rate swaps.
Other Income
AICF Investments
During the six months ended 30 September 2009, the AICF sold US$29.3 million (A$36.8 million) of its short-term investments which at 31 March 2009 had been adjusted to their fair market value of US$27.0 million (A$33.9 million). The sales for the six months ended 30 September 2009 resulted in a realised gain of US$2.3 million (A$2.9 million) recorded in the line item Other Income.
At 30 September 2009, the company revalued the AICF’s remaining short-term investments available-for-sale resulting in a positive mark-to-market fair value adjustment of US$5.1 million (A$6.4 million). This appreciation in the value of the investments is recorded as an unrealised gain in Other Comprehensive Income.
Management’s Analysis of Results: James Hardie – 2nd quarter and Half Year FY10

Interest Rate Swaps
At 30 September 2009 the company had interest rate swap contracts with a total principal of US$250.0 million. For all of these interest rate swap contracts, the company has agreed to pay fixed interest rates while receiving a floating interest rate. These contracts were entered into to protect against upward movements in US$ London Interbank Offered Rate (LIBOR) and the associated interest the company pays on its external credit facilities. At 30 September 2009, the weighted average fixed interest rate of these contracts was 2.49% per annum and the weighted average remaining life was 3.3 years. These contracts have a fair value of US$0.6 million, which is included in Accounts and Notes Receivable. Movements in the fair value of these interest rate swaps are recorded in the statement of operations in Other Income. For the quarter and half year ended 30 September 2009, the company recorded an unrealised loss on interest rate swaps of US$2.9 million and unrealised gain on interest rate swaps of US$1.5 million, respectively.
On a quarterly basis, the company settles the net quarterly interest position with counterparties to the interest rate swaps. These net settlements are recorded as Interest Expense. For the quarter and half year ended 30 September 2009, the company recorded US$0.7 million and US$1.1 million of interest expense related to these net settlements, respectively.
Income Tax
Income Tax Expense
Income tax expense for the quarter decreased from US$39.0 million to US$17.4 million and from US$59.4 million to US$42.3 million for the half year. The company’s effective tax rate on earnings excluding asbestos and tax adjustments was 36.0% for the quarter, compared to 37.2% for the same quarter of the prior period, and 37.1% for the half year, compared to 37.6% for the corresponding prior period. The change in effective tax rates excluding asbestos and tax adjustments compared with last year is attributable to changes in the geographic mix of earnings and expenses.
Tax Adjustments
The company recorded favourable tax adjustments of US$3.5 million and US$3.8 million for the quarter and half year ended 30 September 2009, compared to the unfavourable tax adjustments of US$20.5 million and US$17.4 million for the quarter and half year of the prior period. The tax adjustments made in the second quarters and the half years of fiscal years 2009 and 2010 relate to unrecognised tax benefit adjustments.
Australian Taxation Office (ATO) — 1999 Disputed Amended Assessment
In March 2006, RCI Pty Ltd (RCI), a wholly-owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the company’s objection to the amended assessment (Objection Decision). On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. The matter was heard before the Federal Court of Australia in September 2009. Judgment was reserved and has not yet been handed down.
The company believes that it is more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the company has not recorded any liability at 30 September 2009 for the amended assessment.
The company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment.
Management’s Analysis of Results: James Hardie – 2nd quarter and Half Year FY10

As a result, the company has treated all payments in respect of the amended assessment that have been made up to 30 September 2009 and related accrued interest receivable as a deposit, and it is the company’s intention to treat any payments to be made at a later date as a deposit. At 30 September 2009 and 31 March 2009, this deposit totalled US$229.3 million (A$261.0 million) and US$173.5 million (A$252.5 million), respectively.
Readers are referred to Note 9 of the company’s 30 September 2009 Condensed Consolidated Financial Statements for further information on income taxes and income tax-related issues.
Net Operating (Loss) Profit
Net operating loss for the quarter was US$19.6 million, compared to a profit of US$153.5 million for the same quarter of the prior period. Net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 4% from US$36.2 million to US$37.6 million as shown in the table below.
For the half year, net operating loss moved from a profit of US$154.9 million to a loss of US$97.5 million. Net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 4% from US$76.2 million to US$79.2 million as shown in the table below.

	Three Months and First Half Year Ended 30 September
Net Operating Profit - US$ millions	Q2 FY10	Q2 FY09	% Change	HY FY10	HY FY09	% Change

Net operating (loss) profit	$(19.6)	$153.5	—	$(97.5)	$154.9	—

Excluding:

Asbestos:
Asbestos adjustments	62.7	(140.8)	—	182.5	(100.3)	—
AICF SG&A expenses	0.5	0.3	67	1.0	0.9	11
AICF interest income	(1.0)	(2.3)	57	(1.7)	(3.2)	47
Gain on AICF investments	(1.9)	—	—	(2.3)	—	—

ASIC expenses	0.4	5.0	(92)	1.0	6.5	(85)

Tax adjustments	(3.5)	20.5	—	(3.8)	17.4	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$37.6	$36.2	4	$79.2	$76.2	4

Dividend
The company announced on 20 May 2009 that it would omit the year-end dividend for fiscal year 2009 to conserve capital and that, until such time as market and global economic conditions improve significantly and the level of uncertainty surrounding future industry trends as well as company specific contingencies dissipates, it is anticipated the company will continue to omit dividends in order to conserve capital. This remains the company’s position.
Cash Flow
Net operating cash flow for the half year ended 30 September 2009 increased to US$152.1 million, from US$93.3 million in the same period last year. Capital expenditures for the purchase of property, plant and equipment for the half year ended 30 September 2009 increased to US$20.9 million from US$9.4 million in the same period of the prior year.
Management’s Analysis of Results: James Hardie – 2nd quarter and Half Year FY10

The strength of the free cash flow in the quarter and half year enabled the company to reduce net debt by US$62.1 million and US$53.3 million, respectively, during the second and first quarters of the current fiscal year.
Liquidity and Capital Resources
At 30 September 2009, the company had net debt of US$166.2 million, a decrease of US$115.4 million from net debt of US$281.6 million at 31 March 2009.
The company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment, and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity. The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next 12 months based on its existing cash balances, cash available under proposed new credit facilities and anticipated operating cash flows arising during the year. The company anticipates that any additional cash requirements will be met from existing cash, unutilised committed credit facilities, anticipated future net operating cash flows and proposed new credit facilities.
Excluding restricted cash, the company had cash and cash equivalents of US$45.8 million as of 30 September 2009. At that date, it also had credit facilities totalling US$446.7 million, of which US$212.0 million was drawn. The credit facilities are all uncollateralised and consist of the following:

	At 30 September 2009
	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn
(US$ millions)
364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until November 2009	1.15%	$50.0	$50.0
364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	—	16.7	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	0.94%	245.0	144.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	1.13%	45.0	18.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	90.0	—

Total		$446.7	$212.0

The weighted average remaining term of the total credit facilities, US$446.7 million at 30 September 2009, was 1.2 years.
Credit facilities as of 30 September 2009 consist of 364-day facilities in the amount of US$50.0 million which expired in November 2009. Total facilities at 23 November 2009 are US$396.7 million.
Management’s Analysis of Results: James Hardie – 2nd quarter and Half Year FY10

If the company is unable to extend its credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and may have to reduce its levels of planned capital expenditures, continue to suspend dividend payments or take other measures to conserve cash in order to meet its future cash flow requirements.
Asbestos Compensation
Since the AICF was established in 2007, the company has contributed A$302 million to the fund. In fiscal year 2010, contributions to the AICF were restricted by the decline in the company’s cash flow as a result of, among other things, the unprecedented downturn in the US housing markets.
On 23 April 2009, James Hardie and the New South Wales (NSW) Government were advised by the AICF that its Board had determined that it was reasonably foreseeable that, within two years, the available assets of the AICF were likely to be insufficient to fund the payment of all reasonably foreseeable liabilities.
On 7 November 2009, the NSW Government and the Australian Government advised that the Australian Government will loan up to A$160 million to the NSW Government to contribute towards a standby loan facility of up to A$320 million that the NSW Government will make available to the AICF. The proposed standby loan facility will enable the AICF to meet a short-term funding shortfall, and to continue to make payments in full.
James Hardie will now work with the AICF, the NSW Government and the Australian Government to finalise the terms and documentation of the proposed standby loan facility.
Acknowledging the standby loan facility, James Hardie reiterated its commitment to the Amended FFA negotiated between the company, the AICF and the NSW Government. Furthermore, based on its fiscal year results to date, James Hardie anticipates that it will make a contribution to the AICF in 2010 in accordance with the Amended FFA.
Corporate Restructure
On 21 August 2009, JHI NV shareholders approved Stage 1 of the two-stage proposal (the Proposal) to transform the company into a Societas Europaea (SE) (Stage 1) and, subsequently, change its domicile from The Netherlands to Ireland (Stage 2). Readers are referred to the company’s Registration Statement on Form F-4 (File No. 333-160177) filed with the United States Securities and Exchange Commission, as amended, for further information on the Proposal.
END
Management’s Analysis of Results: James Hardie – 2nd quarter and Half Year FY10

Media/Analyst Enquiries:
Sean O’ Sullivan
Vice President Investor and Media Relations

Telephone:	+61 2 8274 5239

Email:	media@jameshardie.com.au

Facsimile:	+61 2 8274 5218
This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements.
These documents, along with a webcast of the presentation on 23 November 2009, are available from the Investor Relations area of the James Hardie website at www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2009 with the SEC on 25 June 2009.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge.  Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.
Management’s Analysis of Results: James Hardie – 2nd quarter and Half Year FY10

Definitions
Financial Measures – US GAAP equivalents
EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit – is equivalent to the US GAAP measure of income.
Net operating profit – is equivalent to the US GAAP measure of net income.
Sales Volume
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover – EBIT divided by net interest expense.
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback – Net debt (cash) divided by cash flow from operations.
Net debt (cash) – short-term and long-term debt less cash and cash equivalents.
Management’s Analysis of Results: James Hardie – 2nd quarter and Half Year FY10

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and ASIC expenses – EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

EBIT	$(0.8)	$192.2	$(57.9)	$215.1

Asbestos:
Asbestos adjustments	62.7	(140.8)	182.5	(100.3)
AICF SG&A expenses	0.5	0.3	1.0	0.9

ASIC expenses	0.4	5.0	1.0	6.5

EBIT excluding asbestos and ASIC expenses	62.8	56.7	126.6	122.2

Net Sales	$304.2	$341.9	$588.7	$706.9

EBIT margin excluding asbestos and ASIC expenses	20.6%	16.6%	21.5%	17.3%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

Net operating (loss) profit	$(19.6)	$153.5	$(97.5)	$154.9

Asbestos:
Asbestos adjustments	62.7	(140.8)	182.5	(100.3)
AICF SG&A expenses	0.5	0.3	1.0	0.9
AICF interest income	(1.0)	(2.3)	(1.7)	(3.2)
Gain on AICF investments	(1.9)	—	(2.3)	—

ASIC expenses	0.4	5.0	1.0	6.5

Tax adjustments	(3.5)	20.5	(3.8)	17.4

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$37.6	$36.2	$79.2	$76.2

Management’s Analysis of Results: James Hardie – 2nd quarter and Half Year FY10

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$37.6	$36.2	$79.2	$76.2
Weighted average common shares outstanding - Diluted (millions)	436.4	433.0	436.0	433.1

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	8.6	8.4	18.2	17.6

Effective tax rate excluding asbestos and tax adjustments – Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

Operating (loss) profit before income taxes	$(2.2)	$192.5	$(55.2)	$214.3

Asbestos:
Asbestos adjustments	62.7	(140.8)	182.5	(100.3)
AICF SG&A expenses	0.5	0.3	1.0	0.9
AICF interest income	(1.0)	(2.3)	(1.7)	(3.2)
Gain on AICF investments	(1.9)	—	(2.3)	—

Operating profit before income taxes excluding asbestos	$58.1	$49.7	$124.3	$111.7

Income tax expense	(17.4)	(39.0)	(42.3)	(59.4)
Tax adjustments	(3.5)	20.5	(3.8)	17.4

Income tax expense excluding tax adjustments	(20.9)	(18.5)	(46.1)	(42.0)

Effective tax rate excluding asbestos and tax adjustments	36.0%	37.2%	37.1%	37.6%

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q2	Q2	HY	HY
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

EBIT	$(0.8)	$192.2	$(57.9)	$215.1
Depreciation and amortisation	14.8	14.6	29.8	28.6

EBITDA	$14.0	$206.8	$(28.1)	$243.7

Management’s Analysis of Results: James Hardie – 2nd quarter and Half Year FY10

General corporate costs excluding ASIC and domicile change related costs – General corporate costs excluding ASIC and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

General corporate costs	$14.3	$18.5	$26.8	$30.9

Excluding:
ASIC expenses	(0.4)	(5.0)	(1.0)	(6.5)
Domicile change related costs	(2.7)	(0.1)	(7.2)	(0.3)

General corporate costs excluding ASIC and domicile change related costs	$11.2	$13.4	$18.6	$24.1

Management’s Analysis of Results: James Hardie – 2nd quarter and Half Year FY10

Supplemental Financial Information
James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the net Amended FFA liability recorded in the fourth quarter of fiscal year 2006 and believes that security holders will do the same.
As set forth in Note 6 of the 30 September 2009 Condensed Consolidated Financial Statements, the net Amended FFA liability, while recurring, is based on periodic actuarial determinations, claims, experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.
The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These non-GAAP measures should only be viewed as a supplement to reported GAAP financial statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure, to avoid any possible confusion.
The following tables should be read in conjunction with JHI NV’s financial statements and related notes contained in the company’s 30 September 2009 Condensed Consolidated Financial Statements.
Management’s Analysis of Results: James Hardie – 2nd quarter and Half Year FY10

James Hardie Industries N.V.
Consolidated Balance Sheet
30 September 2009
(unaudited)

	Total Fibre Cement
	Operations- excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

ASSETS
Current assets
Cash and cash equivalents	$294.7	$(248.9)	$45.8
Restricted cash and cash equivalents	5.3	—	5.3
Restricted cash and cash equivalents — Asbestos	—	45.8	45.8
Restricted short-term investments — Asbestos	—	43.5	43.5
Accounts and notes receivable, net of allowance for doubtful accounts of $1.7 million	127.5	0.1	127.6
Inventories	128.4	—	128.4
Prepaid expenses and other current assets	32.2	0.2	32.4
Insurance receivable — Asbestos	—	16.1	16.1
Workers’ compensation — Asbestos	—	0.7	0.7
Deferred income taxes	26.8	—	26.8
Deferred income taxes — Asbestos	—	15.8	15.8

Total current assets	614.9	(126.7)	488.2
Property, plant and equipment, net	708.1	1.4	709.5
Insurance receivable — Asbestos	—	184.7	184.7
Workers’ compensation — Asbestos	—	94.3	94.3
Deferred income taxes	3.0	—	3.0
Deferred income taxes — Asbestos	—	410.1	410.1
Deposit with Australian Taxation Office	229.3	—	229.3
Other assets	1.6	—	1.6

Total assets	$1,556.9	$563.8	$2,120.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$95.6	$0.8	$96.4
Short-term debt	50.0	—	50.0
Current portion of long-term debt	144.0	—	144.0
Accrued payroll and employee benefits	33.9	0.2	34.1
Accrued product warranties	7.8	—	7.8
Income taxes payable	37.6	(34.0)	3.6
Asbestos liability	—	100.0	100.0
Workers’ compensation — Asbestos	—	0.7	0.7
Other liabilities	22.1	—	22.1

Total current liabilities	391.0	67.7	458.7
Long-term debt	18.0	—	18.0
Deferred income taxes	109.6	—	109.6
Accrued product warranties	20.1	—	20.1
Asbestos liability	—	1,491.4	1,491.4
Workers’ compensation — Asbestos	—	94.3	94.3
Other liabilities	78.8	2.8	81.6

Total liabilities	617.5	1,656.2	2,273.7

Commitments and contingencies
Shareholders’ equity (deficit)
Common stock	219.7	—	219.7
Additional paid-in capital	28.2	—	28.2
Retained earnings (accumulated deficit)	647.2	(1,097.5)	(450.3)
Accumulated other comprehensive income	44.3	5.1	49.4

Total shareholders’ equity (deficit)	939.4	(1,092.4)	(153.0)

Total liabilities and shareholders’ equity (deficit)	$1,556.9	$563.8	$2,120.7

Management’s Analysis of Results: James Hardie – 2nd quarter and Half Year FY10

James Hardie Industries N.V.
Consolidated Statement of Operations
For the six months ended 30 September 2009
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

Net Sales	588.7	—	588.7
Cost of goods sold	(360.7)	—	(360.7)

Gross profit	228.0	—	228.0
Selling, general and administrative expenses	(89.4)	(1.0)	(90.4)
Research and development expenses	(13.0)	—	(13.0)
Asbestos adjustments	—	(182.5)	(182.5)

EBIT	125.6	(183.5)	(57.9)
Net Interest (expense) income	(2.8)	1.7	(1.1)
Other income	1.5	2.3	3.8

Operating profit (loss) before income taxes	124.3	(179.5)	(55.2)
Income tax expense	(42.3)	—	(42.3)

Net Operating Profit (Loss)	$82.0	$(179.5)	$(97.5)

Management’s Analysis of Results: James Hardie – 2nd quarter and Half Year FY10

James Hardie Industries N.V.
Consolidated Statement of Cash Flows
For the six months ended 30 September 2009
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

Cash Flows from Operating Activities
Net income (loss)	$82.0	$(179.5)	$(97.5)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortisation	29.8	—	29.8
Deferred income taxes	9.8	14.3	24.1
Prepaid pension cost	0.2	—	0.2
Stock-based compensation	4.0	—	4.0
Asbestos adjustments	—	182.5	182.5
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	—	37.0	37.0
Accounts and notes receivable	(11.6)	(0.2)	(11.8)
Inventories	4.9	—	4.9
Prepaid expenses and other current assets	(11.0)	(0.2)	(11.2)
Insurance receivable — Asbestos	—	5.3	5.3
Accounts payable and accrued liabilities	5.1	(13.1)	(8.0)
Asbestos liability	—	(46.1)	(46.1)
Deposit with Australian Taxation Office	(6.8)	—	(6.8)
Other accrued liabilities and other liabilities	45.7	—	45.7

Net cash provided by operating activities	$152.1	$—	$152.1

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(20.9)	—	(20.9)

Net cash used in investing activities	$(20.9)	$—	$(20.9)

Cash Flows from Financing Activities
Repayments of short-term borrowings	(102.3)	—	(102.3)
Proceeds from long-term borrowings	15.0	—	15.0
Repayments of long term borrowings	(24.7)	—	(24.7)
Proceeds from issuance of shares	2.0	—	2.0

Net cash used in financing activities	$(110.0)	$—	$(110.0)

Effect of exchange rate changes on cash	(17.8)	—	(17.8)

Net increase in cash and cash equivalents	3.4	—	3.4
Cash and cash equivalents at beginning of period	42.4	—	42.4

Cash and cash equivalents at end of period	$45.8	$—	$45.8

Components of Cash and Cash Equivalents
Cash at bank and on hand	19.1	—	19.1
Short-term deposits	26.7	—	26.7

Cash and cash equivalents at end of period	$45.8	$—	$45.8

Management’s Analysis of Results: James Hardie – 2nd quarter and Half Year FY10

Disclaimer
This Management’s Analysis of Results contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about our future performance;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to our strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning our corporate and tax domiciles and potential changes to them;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information - Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 25 June 2009, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; our pending transformation to a Dutch “SE” company and proposal to transfer our corporate domicile from The Netherlands to Ireland to become an Irish “SE” company; compliance with and changes in laws and regulations; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.
Management’s Analysis of Results: James Hardie – 2nd quarter and Half Year FY10